SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 25 November 2002

                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):







                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS



1. Name of company


Bank of Ireland



2. Name of director


John O' Donovan



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest


As 2



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)




John O' Donovan



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)






6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary


Purchase of Stock



7. Number of shares / amount of stock acquired


1,000



8. Percentage of issued class


0%



9. Number of shares/amount of stock disposed






10. Percentage of issued class






11. Class of security


Ordinary Stock



12. Price per share


Euro 10.80





13. Date of transaction


22 November 2002



14. Date company informed


25 November 2002





15. Total holding following this notification


3,000



16. Total percentage holding of issued class following this notification


0.0003%



If a director has been granted options by the company please complete the following boxes.



17. Date of grant






18. Period during which or date on which exercisable






19. Total amount paid (if any) for grant of the option






20. Description of shares or debentures involved: class, number






21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise






22. Total number of shares or debentures over which options held following this notification






23. Any additional information






24. Name of contact and telephone number for queries


Terence H Forsyth

+ 353 1 6043400



25. Name and signature of authorised company official responsible for making this notification


Terence H Forsyth



Date of Notification


25 November 2002




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              The Governor and Company
                                              of the Bank of Ireland



                                                   T.H. Forsyth
                                                  Group Secretary



                                                Date: 25 November 2002